SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP 1440 NEW YORK AVENUE, N.W.
DIRECT DIAL 202-371-7180 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	WASHINGTON, D.C. 20005-2111 TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com

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March 5, 2025

VIA EDGAR

Ms. Michelle Miller

Mr. Mark Brunhofer

Ms. Irene Paik

Mr. David Lin

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Antalpha Platform Holding Company
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 5, 2025
CIK No. 0002044255

Dear Ms. Miller, Mr. Brunhofer, Ms. Paik and Mr. Lin:

On behalf of our client, Antalpha Platform Holding Company, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s proposed response to the comment contained in the Staff’s letter dated February 20, 2025 on the Company’s revised draft registration statement on Form F-1 confidentially submitted on February 5, 2025 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its further revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) [and certain exhibits] via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

March 5, 2025

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to the revision and supplementation of disclosures in response to the Staff’s comments, the Company has also included in the Revised Draft Registration Statement (i) its audited consolidated financial statements as of and for the year ended December 31, 2024; and (ii) other information and data to reflect developments since the last submission.

Amendment No. 1 to Draft Registration Statement on Form F-1 General

1.	We note your response to prior comment 1. As we continue to evaluate your response, please address the following points in your next amendment or response letter, as applicable:

•	In an appropriate section of the prospectus, please describe in detail the nature of the “operational support” that your subsidiaries in Hong Kong provide, as referenced in your response.

•

You state in your response letter that “Mr. Hua is a resident of Hong Kong, Ms. Yuan Fang is a Canadian citizen and Ms. Anggun Mulia Fortunata is an Indonesia citizen.” Please tell us where Ms. Yuan Fang and Ms. Anggun Mulia Fortunata reside.

We may have further comments.

In response to the first part of the Staff’s comment, the Company has revised page 88 of the Revised Draft Registration Statement to describe in detail the nature of the “operational support” that its subsidiaries in Hong Kong provide.

In response to the second part of the Staff’s comment, the Company respectfully advises the Staff that since the submission of the Draft Registration Statement, Antalpha Technologies Holding Company is no longer beneficially owned by Mr. Yichun Hua. The voting power of Antalpha Technologies Holding Company is currently controlled by Mr. Andrea Dal Mas, Ms. Yuan Fang and Ms. Anggun Mulia Fortunata in equal proportion (with each of them controlling one-third of the total voting power). Mr. Andrea Dal Mas is a citizen of Italy and resides in Italy. Ms. Yuan Fang is a Canadian citizen and resides in Canada. Ms. Anggun Mulia Fortunata is an Indonesia citizen and resides in Indonesia. The Company has revised pages 76 and 143 of the Revised Draft Registration Statement to describe the current ownership and voting structure of Antalpha Technologies Holding Company.

U.S. Securities and Exchange Commission

March 5, 2025

Prospectus Summary

Overview, page 1

2.

We note your disclosure on page 1 that you have established “unique strategic relationships with Bitmain and Northstar.” Please revise your disclosure here to clarify how you built these strategic relationships and discuss your previous arrangement as related entities. Please also disclose in the Prospectus Summary that Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the irrevocable trust that owns Northstar.

In response to the Staff’s comment, the Company has revised pages 1 and 109 of the Revised Draft Registration Statement to (i) clarify how it built these strategic relationships, (ii) discuss its previous arrangement with Northstar as related entities prior to the restructuring, and (iii) disclose in the Prospectus Summary that Mr. Ketuan Zhan, founder of Bitmain, is the settlor and beneficiary of the irrevocable trust that owns Northstar.

Risk Factors

Risks Related to Our Business, page 19

3.

We note your response to prior comment 1. We also note your risk factors on pages 28 and 29 highlighting your dependence on Bitmain and Northstar, which are based in China and Hong Kong, respectively. Please expand your disclosure to discuss any legal or operational risks related to your dependence on Bitmain and Northstar in this regard, which appear to be subject to the laws and regulations of China and/or Hong Kong.

In response to the Staff’s comment, the Company has revised pages 27 and 31 of the Revised Draft Registration Statement to discuss the legal or operational risks related to its dependence on Bitmain and Northstar in this regard.

We rely on business partners and third-party service providers..., page 40

4.

We note your disclosure that crypto assets held as collateral are stored with third parties and that you rely on third-party service providers to safeguard such crypto assets. Please revise your disclosure to specify the third parties that hold and safeguard your crypto assets held as collateral.

In response to the Staff’s comment, the Company has revised pages 42 and 43 of the Revised Draft Registration Statement to specify the third parties that hold and safeguard its crypto assets held as collateral.

U.S. Securities and Exchange Commission

March 5, 2025

We deposit certain fund and crypto assets with licensed payment service provider..., page 41

5.

We note your disclosure that you currently deposit certain funds and crypto assets that you hold as collateral in accounts maintained at “licensed payment service provider and other financial institutions.” Please tell us, with a view to revised disclosure, who the licensed payment service provider(s) and other financial institutions are.

In response to the Staff’s comment, the Company has revised page 44 of the Revised Draft Registration Statement to disclose Cobo as one of the licensed payment service providers that the Company has worked with. The Company respectfully advises the Staff that due to the absence of consent from the other licensed payment service providers and financial institutions, the Company is unable to disclose their identities in the Revised Draft Registration Statement.

We have limited insurance coverage..., page 42

6.

We note your revised disclosure in response to prior comment 13 that “none of the crypto assets held by us as collateral are insured” (emphasis added). Please revise to clarify whether any of the crypto assets held by you are insured (not just crypto assets held as collateral). In this regard, please disclose the types of insurance coverage you carry, if any, including any insurance that you or the third-party custodian with which you transact carries covering crypto assets held on your behalf.

In response to the Staff’s comment, the Company has revised page 45 of the Revised Draft Registration Statement to clarify that none of the crypto assets held by it as of December 31, 2024 were insured.

Corporate History and Structure, page 85

7.

We note your response to prior comment 15 and re-issue in part. Please disclose the location of the principal executive offices of Antalpha Holding Company, Antalpha Technologies Holding Company, and your five subsidiaries, respectively.

In response to the Staff’s comment, the Company has revised page 88 of the Revised Draft Registration Statement to disclose the location of the principal executive offices of its five subsidiaries and Antalpha Holding Company and Antalpha Technologies Holding Company, respectively.

U.S. Securities and Exchange Commission

March 5, 2025

Management’s Discussion and Analysis of Financial Condition and Results of

Operations Key Operating and Financial Metrics

Total loans outstanding, page 86

8.	In an effort to provide investors with a fulsome understanding of your operations, please address the following:

•	Disclose the number of mining machine loans, hashrate loans and Bitcoin loans as of the periods presented.

•	Tell us and enhance your disclosures whether your borrowers are able to refinance loans and the terms thereof.

•	If borrowers are able to refinance loans, disaggregate new loans originated and repayments to separately present refinancing activities.

•	Tell us and enhance your disclosures to clarify how an increase in refinancing from supply chain loan customers would result in an increase in new Bitcoin loans as indicated on pages 87 and 88.

•	Tell us and enhance your disclosures to clarify the relationship between supply chain loans and bitcoin collateral activity, and Bitcoin loans, if any.

In response to the Staff’s comment, the Company has revised the disclosure on pages 90 and 91 to present the number of mining machine loans, hashrate loans and Bitcoin loans as of the periods presented.

The Company respectfully advises the Staff that its agreements with its borrowers do not provide for loan refinancing. Historically, its borrowers have not refinanced either supply chain loans or Bitcoin loans, and the Company has disclosed this on pages 90 and 91 of the Revised Draft Registration Statement.

Finally, the Company has revised the disclosure on pages 90, 91 and 120 of the Revised Draft Registration Statement to clarify the supply chain loan customers did not “refinance” their loans as Bitcoin loans, but instead repaid their existing supply chain loans and took out new Bitcoin loans, and that supply chain loan customers who repay their loans may use the Bitcoin collateral that is returned to them to take out Bitcoin loans.

Loan to value of collateral (LTV), page 90

9.

You disclose that using the combined collateral of Bitcoin and mining machines pledged to you, the LTV on your supply chain loan portfolio was approximately 54% and 62% as of December 31, 2023 and September 30, 2024, respectively. Please revise, if correct, to clarify that the LTV calculated includes consideration of hashrate loans. Otherwise, revise the percentages you disclose to include the hashrate loan balances.

U.S. Securities and Exchange Commission

March 5, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 93 and 112 of the Revised Draft Registration Statement.

Liquidity and Capital Resources, page 98

10.

We note your response to prior comment 20 and your enhanced disclosures. Please enhance your disclosure to clarify how settling the substantial majority of your revenues and funding costs in crypto assets impacts your cash and cash equivalents and working capital requirements.

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Draft Registration Statement.

Cash Flows, page 99

11.

We note your response to prior comment 22 and revised disclosures. However, the uses of and drivers of your cash flows remains unclear from your disclosures. For example, your disclosures reflect a trend of cash “used” for operating activities as a result of settlement of revenues, offset by funding costs, in crypto assets. Please revise your disclosure to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods, the impact to future trends and expected cash needs to provide a sufficient basis to understand changes in cash between periods as well as future cash requirements and resources. Please also disclose in your supplemental schedule of non-cash activities, operating expenses settled in crypto assets. Refer to Item 5.B of Form 20-F and Sections 1.B. and IV.B. of Release No. 33-8350 and Release No. 33-10890 for guidance.

The Company respectfully advises the Staff that the crypto assets received as revenue, crypto assets paid as cost and expenses, deferred income taxes, and depreciation and amortization were non-cash transactions. The Company has revised the disclosures on pages 103 and 104 of the Revised Draft Registration Statement to provide a quantitative and qualitative analysis of the drivers of the change in cash flows between periods, impact to future trends and expected cash needs to provide a sufficient basis to understand changes in cash between periods as well as future cash requirements and resources. Additionally, the Company has revised the disclosure on page 103 and F-6 of the Revised Draft Registration Statement to disclose operating expenses settled in crypto assets as non-cash activities.

Quantitative and Qualitative Disclosures about Market Risk, page 104

12.

We note your response to prior comment 24 and your enhanced disclosures. In your interest rate risk discussion, please clarify if true, that a 100 basis point increase or decrease in the USD benchmark interest rate would result in a corresponding increase or decrease in operating income of approximately $1.2 million, $0.5 million, and $3.2 million for the year ended December 31, 2023, and the nine months ended September 30, 2023, and September 30, 2024, respectively. In this regard, we note that your current disclosure does not indicate the direction of the impact on your operating income.

In response to the Staff’s comment, the Company has revised the disclosure on page 108 of the Revised Draft Registration Statement.

U.S. Securities and Exchange Commission

March 5, 2025

Business

Northstar, page 113

13.

We note your revised disclosure on page 113 in response to prior comment 26. Please further clarify your role in the loan process with respect to machine loans and hashrate loans, including whether Northstar is a party to the loan agreements with customers, Northstar’s rights with respect to defaults on loans, whether you receive the principal and interest payments on loans, whether you take possession of secured Bitcoin, and if so, your custody arrangements with respect to the Bitcoin and how long it remains in your possession, and any remedies the company may have against Northstar if the collateral cannot be returned.

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement

14.

We note your revised disclosure on page 113 in response to prior comment 31. We also note your response that since you are no longer affiliated with Northstar, you are not in a position to definitively comment on Northstar’s activities beyond its relationship with you. However, since Northstar has “historically provided almost all of the funding for the loans [you] originated,” please provide more detailed information regarding Northstar’s business operations, including in the Prospectus Summary, to the extent information is reasonably available. In particular, please clarify in the Prospectus Summary whether Northstar is a bank, other financial institution or other entity.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 117 of the Revised Draft Registration Statement

Commercial Framework Agreement, page 113

15.

Please revise your disclosure to address whether, prior to the 2024 Reorganization, the company was subject to the laws of Hong Kong or China and whether it will be liable for any actions taken during the time that it was a sister company to Northstar. Please disclose any indemnification obligations pursuant to the Commercial Framework Agreement and update your risk factors as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 31, 118 and 119 of the Revised Draft Registration Statement

U.S. Securities and Exchange Commission

March 5, 2025

Cobo, page 114

16.	Refer to your response and revised disclosure to prior comment 32. Please address the following points in your next amendment or response letter, as applicable:

•

You disclose that you may terminate the framework agreement with Cobo upon the occurrence of certain triggering events. Please revise to also disclose under what circumstances this agreement may be terminated by Cobo, if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on page 119 of the Revised Draft Registration Statement

•

We note your response to our request to file the framework agreement as an exhibit to your registration statement. You state that the framework agreement is “not a contract upon which the Company is substantially dependent for purposes of Item 601(b)(10)(ii)(B), as the Company would be able to provide its services to customers in the absence of the Cobo agreement.” Please provide us with a more detailed analysis to support how you determined that your business is not substantially dependent on the agreement. In this regard, we note that Cobo appears to serve as the third-party custodian for all of your crypto assets, including collateralized crypto assets for your loans, and your risk factor disclosure on page 40 regarding your reliance upon third parties to safeguard your crypto assets. Also, please explain in greater detail how you would be able to provide your services to customers in absence of this agreement, as your response indicates.

In response to the Staff’s comment, the Company respectfully advises the Staff that alternative options would be available to the Company in the event that it was no longer able to use Cobo’s services. For example, historically, the Company has used other digital account service providers, such as Fireblocks.

17.	Please expand your disclosure regarding the Cobo framework agreement to address the following points:

•	Disclose how the private keys are held and identify the parties who have access to the private key information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement. The Company respectfully submits that, although it has disclosed that “[the Company’s] key shares are separately held by different parties over which [it] or [its] customers have access or control” on pages 125 and 126 of the Revised Draft Registration Statement, it is not practicable for the Company to disclose the names of such third parties as that information is critical to the security of the assets in the accounts.

•	Briefly explain how the MPC technology provided by Cobo functions.

U.S. Securities and Exchange Commission

March 5, 2025

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement.

•	Disclose what security precautions the custodian is required to undertake and what inspection rights you have.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement.

•	Disclose whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets held by the custodian.

In response to the Staff’s comment, the Company has revised the disclosure on pages 125 and 126 of the Revised Draft Registration Statement.

Crypto Assets in Our Business, page 121

18.

We note your response to prior comment 35. Please clarify whether you have ever exchanged crypto assets or fiat currency through a cryptocurrency exchange. To the extent you have, please discuss the methodology used to calculate the conversion of crypto assets to USD or other fiat currency in your lending process. If you are party to an agreement with a cryptocurrency exchange, please disclose the material terms of such agreement. Further, please clarify any extent to which Northstar has handled such exchanges on your behalf, as applicable.

The Company respectfully advises the Staff that it has opened an account with a cryptocurrency exchange. The account was opened using the exchange’s standard terms and conditions and the Company does not believe any specific term or condition would be material. In February 2025, the Company exchanged USDT to fiat currencies through this cryptocurrency exchange. USDT are stablecoins pegged to the U.S. dollar, and were converted at the prevailing exchange rates quoted on the cryptocurrency exchange. The Company has revised page 126 of the Revised Draft Registration Statement to disclose the foregoing. The Company respectfully advises the Staff that Northstar has not handled any such exchanges on the Company’s behalf.

U.S. Securities and Exchange Commission

March 5, 2025

Combined and Consolidated Financial Statements, page F-1

19.

We note you restated your 2023 audited Combined and Consolidated Statements of Cash Flows, supplemental schedule of non-cash activities and crypto asset activities in Note 6. Crypto assets held. Please note that in doing so you should obtain an updated audit opinion that should reference a restatement footnote in accordance with paragraph 12 of AU Section 420, label all restated activity as “restated” and include a footnote describing the restatement in accordance with the requirements beginning at ASC 250-10-50-07. Further, all related activity within the registration statement should be labeled as “restated.”

The Company respectfully advises the Staff that it has revised pages F-1, F-6, F-7 and F-24 of the Revised Draft Registration Statement to label all restated activity as “restated” and added the footnote disclosure on page F-38 of the Revised Draft Registration Statement to describe the restatement in accordance with the requirements beginning at ASC 250-10-50-07. We have also revised page 103 of the Revised Draft Registration Statement to ensure all related activity within the registration statement is labeled as “restated” We have obtained an updated audit opinion that references the restatement footnote in accordance with paragraph 12 of AU Section 420 which is included on page F-2 of the Revised Draft Registration Statement.

Combined and Consolidated Balance Sheets, page F-3

20.

We note your response to prior comment 38. Please tell us whether you intend to recharacterize the net parent investment as additional paid-in capital when you provide your financial statements for the year ended December 31, 2024 and whether you will then retroactively present additional paid-in capital on your December 31, 2023 balance sheet given that the historical period covered by your financial statements will then reflect the completion of your 2024 Reorganization. If not, tell us why not and explain why separate presentation of net parent investment from the eventual additional paid-in capital from your contemplated offering is meaningful to investors on a go-forward basis. In your response, clarify whether capital in excess of par contributed by your parent has any significance compared to such capital contributed by future investors.

The Company respectfully advises the Staff that it has revised pages F-3, F-5, F-10 and F-31 of the Revised Draft Registration Statement to retroactively present the net parent investment as additional paid-in capital as of December 31, 2023 and 2024.

Combined and Consolidated Statements of Cash Flows, page F-6

21.	Please tell us your basis for classifying loan activities as operating and not investing cash flows, including how you considered the guidance in ASC 230-10-45, paragraphs 12 and 13.

The Company respectfully advises the Staff that it has revised page F-6 of the Revised Draft Registration Statement to classify loan activities as investing cash flows in accordance with ASC 230-10-45, paragraphs 12 and 13. The Company determined that this change represents a restatement of its 2023 financial information and has included this within the restatement footnote disclosure on page F-38. As mentioned in its response to comment 19 above, it has revised pages F-1, F-6, F-7 and F-24 of the Revised Draft Registration Statement to ensure all related activity within the registration statement is labeled as “restated” and obtained an updated audit opinion that references the restatement footnote in accordance with paragraph 12 of AU Section 420 which is included on page F-2 of the Revised Draft Registration Statement.

Notes to Combined and Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Allowance for expected credit loss, page F-14

22.

We note your response and revised disclosure related to prior comment 40 and your disclosure that you apply the collateral maintenance provision practical expedient in assessing your allowance for expected credit losses. ASC 326-20-35-6 requires a reasonable expectation that the borrower will continue to

U.S. Securities and Exchange Commission

March 5, 2025

replenish collateral if it falls below the contractual maintenance level. Please tell us, and revise your disclosure as necessary, how your policy complies with the requirement in ASC 326-20-35-6 in order to apply the practical expedient. In your response, specifically tell us:

•

The range and typical LTV contractual amount triggering additional collateral. In this regard, we note your disclosure that for hashrate loans and bundled loans you can suspend future lending if LTV ranges from 60% to 80%, but you do not indicate when you require additional collateral.

•

How you reasonably expect the borrower to replenish collateral when you merely “may consider expected incremental mining rewards and market conditions in whether additional collateral is necessary,” when LTV approaches 100%.

The Company respectfully advises the Staff that it believes the collateral maintenance provision practical expedient is applicable to hashrate loans and bundled hashrate loans (mining machine loans were historically never given on a standalone basis but were bundled with hashrate loans). Per ASC 326-20-35-6, if the borrower is contractually required to continually adjust the amount of collateral securing the financial asset as a result of fair value changes in the collateral, and the entity reasonably expects the borrower to continue to replenish the collateral to meet the requirements of the contract, an entity may use, as a practical expedient, a method that compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. An entity may determine that the expectation of nonpayment of the amortized cost basis is zero if the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the entity reasonably expects the borrower to continue to replenish the collateral as necessary to meet the requirements of the contract.

For mining machine loans, the Company typically finances 50% of the mining machine value, and the mining machine itself represents the collateral for the loan, i.e., loan has initial LTV of 50%. As mentioned above, all machine loan borrowers also take out hashrate loans, i.e., bundled hashrate loans. For both bundled hashrate loans and standalone hashrate loans, the Company is financing the borrower’s mining machine operating expenses each month in arrears, and both contractually and operationally, the Bitcoin generated from the mining machine adds to the customer’s collateral on a daily basis for the duration of the loan(s), even when the LTV is under 100%. At loan inception for these loans, the loan agreement requires the initial loan disbursement and any subsequent drawdowns must satisfy the contractually defined LTV threshold of 60%-80%, ensuring that if the LTV rises above such level, the Company can suspend the issuance of new hashrate loans, and can require the customer to contribute 100% of its daily mining to the Company, therefore accelerating the deposits of newly mined Bitcoin to its collateral pool while no longer providing any further loans. For bundled hashrate loan, this is executed in one loan agreement with the machine loan and both loans share the same collateral pool, i.e., Bitcoin generated from the mining machine and the mining machine itself.

For the LTV of a bundled hashrate loan to approach 100% or beyond, this would require the value of the mining machine to decrease by over 50% of its value. The economics of Bitcoin mining, as the Company has observed, is such that the economic benefits of mining Bitcoin are greater than the actual cost to mine Bitcoin. If the price of Bitcoin decreases, many of the older mining machines would stop operations, as it would not be cost efficient to compete with the newer machines in the market. The Company finances only the newest machine models sold in the market, and its financing period is for the first two years of the machine, where the return is the highest. When these factors are taken together, in addition to the daily replenishment of collateral from new Bitcoin mined, net of expenses, in the Company’s history, the LTV for these loans has never been above 100%. Also, for both bundled hashrate loans and standalone hashrate loans, the Company can accelerate the daily replenishment of collateral from new Bitcoin mined when the LTV reaches between 60 to 80% by suspending the issuance of new hashrate loans, i.e. no longer pay for new operating expenses on behalf of the borrower while increasing the amount of daily mined Bitcoin contributed to the Company, and such contractual mechanism would further reduce default risk. As such, the Company believes that the possibility of the LTV reaching higher than 100% is remote.

Based on the above, the expectation of nonpayment of the amortized cost basis is zero as the fair value of the collateral exceeds the amortized cost basis of the financial asset, and the Company reasonably expects the borrower to continue to replenish the collateral as necessary to meet the requirements of the contract. As such, the criteria in ASC 326-20-35-6 are met.

In response to the Staff’ comments, the Company has also revised page F-14 in the Revised Draft Registration Statement.

Revenue Recognition

Technology platform fee, page F-18

23.

In your response to comment 47 you indicate that Northstar’s loans and your technology platform fees are denominated in USD. Although you also indicate that you disclose this information on page F-19, we note only disclosure that your technology platform fees are denominated in USD. Please address the following:

•

Revise your disclosure throughout your filing to disclose that Northstar’s bitcoin loans are denominated in USD consistent with your response and clarify how these loans are made. In this regard, it is unclear whether Northstar loans USD and the borrower is obligated to purchase bitcoin with the loan proceeds or whether Northstar actually loans bitcoin.

•

If Northstar loans bitcoin, tell us how these loans are denominated in USD and revise your disclosure associated with the tables on pages 7, 87, 88, 115 and 116 to indicate how the dollar values of bitcoin loans were calculated (i.e., whether they reflect period end or loan origination fair values of bitcoin) and how any changes in the fair value of bitcoin impacts your technology platform fees.

U.S. Securities and Exchange Commission

March 5, 2025

•

If Northstar loans are denominated in USD, tell us whether its loans are financial instruments and your consideration for accounting for your technology platform fees under the guidance in ASC 860-50 for the servicing of financial assets and liabilities.

The Company respectfully advises the staff that the Company has revised the Revised Draft Registration Statement to address the following;

For the first bullet point, on pages 7, 96 and 116 of the Revised Draft Registration Statement the Company has revised its disclosure to clarify that Northstar’s Bitcoin loans are denominated in USD. The Company has disclosed that these Bitcoin loans, which are denominated in USD and typically settled in USDT, are collateralized by Bitcoin pledged to Northstar by the borrowers.

For the second bullet point, please see our response above. As Northstar’s loans are denominated in USD and settled in USDT, including the technology platform fee, changes in the fair value of bitcoin do not impact the Company’s technology platform fee. The technology platform fee is calculated as a percentage of the outstanding USD value of the loan. This fee can be paid in crypto assets, so long as the value of those assets equals the value of the fee owed in USD. The Company has revised page 96 of the Revised Draft Registration Statement to ensure the language in the disclosure aligns with the explanation here.

For the third bullet point, as mentioned above, Northstar loans are denominated in USD and settled in USDT. As compensation for the loan servicing service the Company provides to the customer, it obtains the technology platform fee which equates to the market rate for this service. Per ASC 860-50, the definition of a servicing asset is (in part) “A contract to service financial assets under which the benefits of servicing are expected to more than adequately compensate the servicer for performing the service” and the definition of a servicing liability is “A contract to service financial assets under which the estimated future revenues from contractually specified servicing fees, late charges, and other ancillary revenues (benefits of servicing) are not expected to adequately compensate the servicer for performing the service.” As the technology platform fee is set at the prevailing market rate, the Company does not believe that it will be over or under compensated for these services and thus are not within scope of ASC 860-50 and have not recognized a servicing asset or liability.

Note 8. Loan receivables and crypto asset collateral payable to customer, page F-25

24.

We note your response to prior comment 42 and your added disclosure on page F-25 in Note 7. Accounts receivable, net. To clearly inform investors of the credit quality of your loan receivables consistent with your response, please revise to provide this added disclosure in Note 8. Loan receivables and crypto asset collateral payable to customers.

The Company respectfully advises the Staff that the Company has revised the Note 8 disclosure on page F-25 of the Revised Draft Registration Statement to include the following which we believe clearly informs investors of the credit quality of our loan receivables:

As of December 31, 2023, and 2024, there were no overdue loan receivables, and all loans remained over-collateralized.

*    *    *

U.S. Securities and Exchange Commission

March 5, 2025

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned, partner at Skadden, Arps, Slate, Meagher & Flom LLP, by phone at (202) 371-7180 or via e-mail at brian.breheny@skadden.com.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Mr. Xin Jin, Director and Chief Executive Officer, Antalpha Platform Holding Company

Mr. Paul Guanning Liang, Chief Financial Officer, Antalpha Platform Holding Company

Mr. Ryan J. Dzierniejko, Esq., Partner, Skadden, Arps, Slate Meagher & Flom LLP

Mr. David Lopez, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP

Mr. Adam Fleisher, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP